MAG Silver Corp

      April 10, 2007

For Immediate Release

    N/R #07-11

MAG SILVER & PEÑOLES REPORT DRILL RESULTS

 AND UPDATE ON VALDECAÑAS

Vancouver, B.C… MAG Silver Corp (TSXV: MAG) and Industrias Peñoles S.A. de C.V. announces assay results from HOLES KC, KE and visual results from SD on the Valdecañas Vein. Hole SD, located 600 metres east of the discovery section M, has reported a 5.0 meter banded and brecciated quartz vein intercept at 745.6 metres down hole. It carries lead, zinc and silver sulphides. Assays are pending and the hole remains in progress. See longitudinal map at www.magsilver.com/07-11_SD_KC_KE.pdf

Hole KC intersected 401 grams per tonne (g/t) silver (11.7 ounces per ton) over 1.0 meter in the top of the Valdecañas vein system. The intercept is above the projected top of the high grade zone at Valdecañas and is consistent with the known nature of the Valdecañas vein system.

Hole KE intersected 5.0 metres of 83 g/t silver, 0.73 g/t gold and 3.63% lead plus zinc and 4.0 metres of 13 g/t silver, 4.46 g/t gold and 0.23% lead plus zinc. Both intercepts are within a section of intense veining exhibiting positive values of gold and silver throughout the entire section (27.3 metres at 39.6 g/t silver and 1.73 g/t gold). This unusual intercept is almost 100 metres above the projected bottom of the high grade zone but is consistent with the nature of the veins in the Fresnillo system. Holes were drilled on the same section as Hole KD (see press release dated January 17, 2007) and are located 200 metres west of the discovery section “M”.

Holes OD and ID had to be abandoned before reaching target depths due to poor ground conditions and drilling difficulties and have been restarted as Holes MG (on Section M) and ID respectively.

Drill Hole IE is also in progress on the same section as ID. Details are as follows in the table below. Drilling continues with four drills operating and testing a potential strike length of 1.0 kilometre on the Valdecañas Vein. (Section I to Section S). Drilling was shut down for the Easter Holy Week Celebration in Mexico and is expected to resume on April 9th.

Hole #	From	To	Width	Silver	Silver	Gold	Lead	Zinc	True Width
			metres	Grams/t	Oz./t	Grams/t	%	%	metres
JI-06-KC	648.45	649.45	1.0	401.0	11.7	0.19	0.03	0.14	0.8
JI-06-KE	812.60	817.60	5.0	83.0	2.4	0.73	2.04	1.59	4.5
Footwall vein	826.10	830.10	4.0	13.0	0.4	4.46	0.17	0.06	3.6
And	826.10	839.90	13.8	33.5	0.9	2.69	0.63	0.24	12.4
Inclusive	812.60	839.90	27.3	39.6	1.2	1.73	0.82	0.58	24.6

Hole 06-KC intersected the upper portion of the Valdecañas vein 135 metres vertically up dip from Hole KD and is almost in the same position as Hole MA. (See longitudinal section). Hole KC intersected both the Valdecañas and the Footwall veins. The widths and the values of 401 g/t silver and 185 g/t silver respectively are consistent with the known nature of the Valdecañas vein system as they are above the projected top of the high grade zone at Valdecañas.

Hole 06-KE intersected the Valdecañas Vein at 143 metres vertically down dip from Hole KD. Although it is possible to identify both the Valdecañas and Footwall veins it is significant to recognize that there are positive gold and silver values (39.6 g/t silver and 1.73 g/t gold) over the entire 27.3 metres of the host structure. This unusual intercept is almost 100 metres above the projected bottom of the high grade zone but is consistent with the nature of the veins in the Fresnillo system. A similar intercept in Hole 13 (un-surveyed) drilled in 2005 near the discovery Hole 16 reported 8.65 metres of 116 g/t silver (3.7 ounces) and 0.26 g/t gold.

Hole SD (on the eastern limit of the Juanicipio property) was targeted to test the Valdecañas Vein 600 metres to the east of the intersections on the discovery section M at an elevation equivalent to the highest grade zone in that section. The hole intersected a 5.0 meter banded and brecciated vein at 745.6 metres down hole with silver, lead, and zinc sulphides. The hole is still in progress and until the hole is surveyed the actual elevation and coordinates of the intercept will be unknown, however it appears to lie along the downdip projection of a 0.79 metre vein intercept cut by MAG Silver in 2003 (JI03-06) that ran 140 g/t silver. That intercept lies at an elevation at least 150 metres higher than the top of the high grade zone known from M Section (See Longitudinal Section).  At the time of the Easter break this hole was at 805 metres and is projected to go to 900 metres.

Hole 06-OD was targeted to intercept the Valdecañas Vein 200 metres east of the intercept in Holes MC and 16. This hole was subsequently abandoned due to poor ground conditions and drilling difficulties resulting in poor core recovery. This section has proven difficult to drill and as a result the drill was moved to section M and a deep Hole MG has been started.

Hole MG is targeted to intercept the Valdecañas Vein 100 metres vertically down dip from Hole MF and will be the deepest hole drilled on the vein to date. Prior to the Easter break in Mexico this hole was at 685 metres.

Hole ID was targeted to intersect the Valdecañas Vein 200 metres west of the intercept in Hole KD. Poor ground and drilling conditions caused it to be abandoned before reaching target depth and was restarted. At the start of the Easter break this hole was at 577 metres depth.

Hole IE is targeted to intersect the Valdecañas Vein 200 metres west of Section K and 100 metres vertically down dip from the projected target in Hole ID. At the start of the Easter break this hole was at 485 metres depth.

In summary the drilling program presently has two holes in progress on Section I, one hole in progress on Section M and a hole with a vein intercept nearing completion on section S.

Drilling is now underway on a total potential strike length of 1.0 kilometre on the Valdecañas Vein.

These drill results are from the 28,000 meter definition drill program currently underway on the Valdecañas Silver / Gold vein discovery within the Juanicipio Joint Venture, Fresnillo District, Zacatecas State, Mexico. Four drills are currently operating to both to the east and to the west of the discovery section M. (See www.magsilver.com for diagrams).

The Peñoles / MAG Juanicipio Joint Venture, where Peñoles is earning a 56% interest, lies 5 kilometres west from the principal production head-frame of the Fresnillo Mine and 1.5 kilometres west from the Saucito Vein, currently undergoing preproduction development with construction of a 600 metre shaft and a 2,200 meter decline.

Quality Assurance and Control:  The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Hermosillo, Sonora, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development ) of Peñoles in Monterrey, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG Silver Corp and is a vendor of two projects, other than Juanicipio, whereby he may receive additional shares.

About Peñoles (www.penoles.com.mx)

Industrias Peñoles, S.A. de C.V. and its subsidiaries make up one of Mexico’s largest industrial conglomerates. Since its founding in 1887, this group has been engaged in the sustainable exploitation of non-renewable natural resources. Peñoles is an integral part of Grupo BAL, a private, diversified group made up of independent Mexican companies ranging from mining to insurance to retail. Peñoles’ productive operations are currently located in Mexico, where it operates the world’s richest silver mine (Fresnillo), the world’s fourth largest metallurgical complex in terms of the value of its production, and the largest sodium sulphate plant in the world. These operations make Peñoles the world’s largest producer of refined silver, metallic bismuth and sodium sulphate, and a leader in Latin America in refined gold, lead and zinc.

About MAG Silver Corp ( www.magsilver.com )

MAG Silver is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

On behalf of the Board of

MAG SILVER CORP

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710
For further information on behalf of Industrias Peñoles S.A. de C.V. Contact Emilio Fandiño, Investor Relations
Website: Phone:	www.penoles.com.mx 52 (55) 5279 3250	Email: Fax:	Emilio_Fandino@penoles.com.mx 52 (55) 5279 3217

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.

Valdecañas Vein - Vertical Longitudinal Section

April, 2007

JV Boundary
Peñoles
Surface
Section I
Section K
Section M
Section O
Section Q
Section S
Ag g/t
2100
1900
1700
1500
1300
1100
900
700
500
300
100
350 m
Rhyolites
Lutites and Arenites
QA
SA
JI-03-07
0.5m @ 594g/t Ag, 0.56g/t Au
IB
OB
No recovery
QB
JI-06-MA
1.2m @ 56 g/t Ag, 0.04g/t Au
JI-07-KC
0.8m @ 401g/t Ag, 0.19g/t Au
JI-06-MB
1.5m @ 2,210g/t Ag, 6.96g/t Au
IC
QC
JI-06-KD
9.8m @ 2,279g/t Ag, 2.66g/t Au
JI-06-MC
7.0m @ 1,347g/t Ag, 0.50g/t Au
JI-05-16
5.5m @ 1,798g/t Ag, 2.91g/t Au
ID
In Progress
OD
No recovery
QD
5.0m intercept
(actual position inferred, awaiting assays and hole survey data)
SD
JI-06-ME
7.0m @ 1,893g/t Ag, 4.46g/t Au
Possible Height of Vein
IE
In Progress
4.5m @ 82.7g/t Ag, 0.73g/t Au
OE
QE
SE
JI-07-KE
JI-06-MF
7.21m @ 675g/t Ag, 1.44g/t Au
MG
In Progress
200 m
Legend
Proposed Hole
In Progress
Completed Hole
2300
2200
2100
2000
1900
1800
1700
1600
-700
-600
-500
-400
-300
-200
-100
0
100
200
300
400
MAG

Valdecañas Vein: Drill Plan (April 07)

JV Boundary
2,560,200
2,559,600
Dip of the Vein
Possible Fault
Possible Trace of Top of Vein
Possible Trace of Bottom of Vein
Section I
Section K
Section M
Section O
Section Q
Section S
JI-06-MA
JI-03-07
JI-06-OE
JI-07-ID
JI-06-OC
JI-06-KD,
JI-06-KC
JI-07-KE
JI-03-09
JI-07-IE
JI-06-MD,MC
JI-05-16,
JI-06-ME
JI-06-OE
JI-06-MF
JI-07-MG
JU1
JU6
SD
(in progress)
JU5
710,800
711,200
Legend
Drilled
Proposed
In Progress
0
100
200
300
400
500
Meters
N
S
E
W
MAG

Valdecañas Vein - Section "K" (April 07)

Surface
Proposed Hole
JI-07-KA
Rhyolites
Lutites and Arenites
JI-07-KB
1
2
3
4
5
6
JI-07-KC
JI-06-KD
JI-07-KE
39.6g/t Ag, 1.73g/t Au, @ 27.3m
200 Meters

Valdecañas Vein

	Hole	True Width (m)	Au g/t	Ag g/t	Pb + Zn %
1	JI-07-KC	0.77	0.19	401	0.17
2	JI-06-KD	9.80	2.66	2,279	5.88
3	JI-07-KE	4.50	0.73	83	3.63

Footwall Vein

4	JI-07-KC	0.70	0.19	185	1.17
5	JI-06-KD	2.00	0.50	231	0.57
6	JI-07-KE	3.60	4.66	13	0.23

MAG